UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(i) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.             )

TRI-S SECURITY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Convertible Promissory Notes Due 2008

(Title of Class of Securities)

895578102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Nicolas V. Chater

Chief Financial Officer

Tri-S Security Corporation

Royal Centre One

11675 Great Oaks Way, Suite 120

Alpharetta, Georgia 30022

(678) 808-1540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

with copies to:

Steven E. Fox, Esq.

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower,

229 Peachtree Street, NE

Atlanta, Georgia 30303

(404) 522-4700

CALCULATION OF FILING FEE

Transaction Value[1]	Amount of Filing Fee[2]
$7,665,000	$301.23*

[1]

Calculated solely for purposes of estimating the filing fee. The transaction value assumes the exchange of $7,665,000 in aggregate principal amount of 10% Convertible Promissory Notes Due 2008 of Tri-S Security Corporation (the “Existing Notes”) for new securities.

[2]	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

*	Previously paid.

☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Note

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the issuer tender offer statement on Schedule TO initially filed by Tri-S Security Corporation, a Georgia corporation (the “Company” or “we”), on August 20, 2008 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) its 10% Convertible Promissory Notes Due 2008 (the “Existing Notes”) for (i) shares of its common stock, par value $.001 per share, and its Series A Warrants; or (ii) its 10% Convertible Promissory Notes Due 2011 and its Series B Warrants. The Exchange Offer is being made on the terms and subject to the conditions set forth in the Company’s offer to exchange, dated August 20, 2008 and amended and restated September 18, 2008 (as may be further amended and supplemented from time to time, the “Offer to Exchange”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(E) to the Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The information in the Offer Materials is incorporated in this Amendment No. 1 by reference to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.	Summary Term Sheet.

The expiration date of the Exchange Offer has been changed from 5:00 p.m., Eastern Daylight time, on September 18, 2008, to 5:00 p.m., Eastern Daylight time, on October 3, 2008. Accordingly, all references in the Offer to Exchange to “September 18, 2008,” including such references under the heading “Summary of the Exchange Offer,” are revised to read “October 3, 2008.”

Item 4.	Terms of the Transaction.

The expiration date of the Exchange Offer has been changed from 5:00 p.m., Eastern Daylight time, on September 18, 2008, to 5:00 p.m., Eastern Daylight time, on October 3, 2008. Accordingly, all references in the Offer to Exchange to “September 18, 2008,” including such references under the headings “Summary of the Exchange Offer” and “The Exchange Offer,” are revised to read “October 3, 2008.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The information in the Offer to Exchange under the heading “Summary of the Exchange Offer – Questions and Answers About the Exchange Offer – Why are we making the Exchange Offer?” is incorporated herein by reference in response to this Item 6(a).

(b)    Use of Securities Acquired. The information in the Offer to Exchange under the headings “Summary of the Exchange Offer – Questions and Answers About the Exchange Offer – What will happen to Existing Notes tendered in the Exchange Offer?” and “The Exchange Offer – Use of Tendered Existing Notes” is incorporated herein by reference in response to this Item 6(b).

(c)    Plans.

(1)	None.
(2)	None.
(3)	The information in the Offer to Exchange under the headings “Capitalization” and “Unaudited Pro Forma Financial Data” is incorporated herein by reference in response to this Item 6(c)(3).
(4)	None.
(5)	None.
(6)	The information in the Offer to Exchange under the heading “Risk Factors - Risks Relating to Our Securities - If the NASDAQ Stock Market does not accept our compliance plan, then steps will be taken to delist our securities from the NASDAQ Capital Market” is incorporated herein by reference in response to this Item 6(c)(6).

“

(7)	None.
(8)	None.
(9)	None.
(10)	None.

Item 11.	Additional Information.

(a) The information in the Offer to Exchange under the heading “Forward-Looking Statements” is revised by amending and restating the first paragraph under such heading as follows:

“This Offer to Exchange contains “forward-looking” statements. Forward-looking statements are identified by their use of terms and phrases such as “may,” “will,” “plans,” “believes,” “estimates,” “expects,” “intends” and other similar expressions. Such statements are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in the statements. Such risks and uncertainties include, but are not limited to:

•	the legal claims against us, the cost of defending such claims and the consequences to us if we do not prevail on such claims;
•	our substantial debt and our inability to make scheduled debt service payments, including payments of principal in respect of the Existing Notes;
•	our dependence on our credit agreement with our lender for working capital;
•	the restrictions imposed on us by the credit agreement with our lender;
•	the impact of terrorist activity or breach of security on our business;
•	our ability to retain and manage our guards;
•	our plans for expansion and growth of our business;
•	our ability to compete effectively in our industry;
•	our expectations regarding the likelihood of introduction of new regulations that would adversely affect our business;
•	our estimates of our capital requirements and our need for additional financing;
•	risks related to Federal government contracts;
•	Federal government audits and cost adjustments;
•	differences between authorized amounts and amounts received by us under federal government contracts;
•	changes in Federal government (or other applicable) procurement laws, regulations, policies and budgets;
•	our ability to retain contracts during re-bidding processes; and
•	other risks described in ‘Risk Factors.’ ”

(b) The information in the Offer to Exchange under the heading “Where You Can Find More Information” is revised by amending and restating the third paragraph under such heading as follows:

“We “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Offer to Exchange. Information that was filed prior to the date of this Offer to Exchange that is updated or superseded by information contained in this Offer to Exchange is considered a part of this Offer to Exchange only as so updated or superseded. We incorporate herein by reference the documents listed below:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;
•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;
•

Our Current Reports on Form 8-K filed on January 7, 2008, March 3, 2008, March 27, 2008, April 2, 2008, May 6, 2008, August 5, 2008, August 13, 2008, August 26, 2008 and September 18, 2008 (to the extent these items were “filed” with the SEC and not “furnished”);

•	Our Definitive Proxy Statement on Schedule 14A for our 2007 Annual Meeting of Shareholders filed on October 17, 2007; and
•	The description of our common stock, par value $0.001 per share, contained in our Registration Statement on Form S-1/A (File No. 333-119737).”

(c) The information in the Offer to Exchange under the heading “Risk Factors” is revised by adding the following information under the heading “Risk Factors – Risks Relating to Our Securities”:

“If the NASDAQ Stock Market does not accept our compliance plan, then steps will be taken to delist our securities from the NASDAQ Capital Market.

Our common stock is currently listed for trading on the NASDAQ Capital Market. We must satisfy certain minimum listing maintenance requirements to maintain such listing, including a series of financial tests relating to shareholders’ equity or net income or market value, public float, number of market makers and shareholders, and maintaining a minimum bid price for our common stock.

On August 20, 2008, the NASDAQ Stock Market notified us that we no longer satisfy the minimum $2.5 million shareholders’ equity requirement for continued listing on the NASDAQ Capital Market, as required by the NASDAQ Marketplace Rule 4310(c)(3). As requested by the NASDAQ Stock Market staff, we submitted to the NASDAQ Stock Market our plan to achieve and sustain compliance with all requirements for continued listing on the NASDAQ Capital Market. Our plan includes, among other things, the successful completion of the Exchange Offer.

If the NASDAQ Stock Market staff determines not to accept our compliance plan, then the NASDAQ Stock Market will provide us with written notification that our securities will be delisted from the NASDAQ Capital Market. At that time, we would be afforded the opportunity to request a hearing before a NASDAQ Listing Qualifications Panel. Our securities would remain listed on the NASDAQ Capital Market pending a decision by the NASDAQ Listing Qualifications Panel following the hearing.

If our common stock is delisted from the NASDAQ Capital Market, then our common stock may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. Delisting from the NASDAQ Capital Market could make trading our common stock more difficult for our investors, leading to declines in share price. Delisting of our common stock could also make it more difficult and expensive for us to raise additional capital.”

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated August 20, 2008, as amended and restated September 18, 2008.

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Sample Form of 10% Convertible Promissory Note Due 2011*

(a)(1)(D)	Sample Form of Series A Warrant*

(a)(1)(E)	Sample Form of Series B Warrant*

(a)(5)(A)	Tri-S Security Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(B)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(C)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(D)	Announcement of Tri-S Security Corporation dated September 18, 2008.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2008	TRI-S SECURITY CORPORATION

	By:	/s/ Nicolas V. Chater
Nicolas V. Chater
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated August 20, 2008, as amended and restated September 18, 2008.

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Sample Form of 10% Convertible Promissory Note Due 2011*

(a)(1)(D)	Sample Form of Series A Warrant*

(a)(1)(E)	Sample Form of Series B Warrant*

(a)(5)(A)	Tri-S Security Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(B)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(C)	Tri-S Security Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(5)(D)	Announcement of Tri-S Security Corporation dated September 18, 2008.

* Previously filed.